UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                         RESORTQUEST INTERNATIONAL, INC.

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                                (Name of Issuer)

                                  COMMON STOCK

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                         (Title of Class of Securities)

                                   761183 10 2
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                                 (CUSIP Number)

                              Thomas J. Plotz, Esq.
                        Shaw Pittman Potts and Trowbridge
                                2300 N Street, NW
                             Washington, D.C. 20037
                                 (202) 663-8000

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 26, 1998

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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 28 Pages

                                  SCHEDULE 13D
CUSIP No. 761183 10 2                                         Page 2 of 28 Pages

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Joshua M. Freeman
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                   (a) / /
                                                                   (b) / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO, AF
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
     OR 2(E)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                           7        SOLE VOTING POWER
NUMBER OF
SHARES                              941,707
BENEFICIALLY
OWNED BY                   -----------------------------------------------------
EACH
REPORTING                  8        SHARED VOTING POWER
PERSON
WITH                                -0-
                           -----------------------------------------------------

                           9        SOLE DISPOSITIVE POWER

                                    1,016,457
                           -----------------------------------------------------

                           10       SHARED DISPOSITIVE POWER

                                    -0-

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     932,152
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)
                                      [X]*
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
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* Excludes  9,555 shares that  represent the 2% of CMF Coastal that Mr.  Freeman does not own and the 74,750 shares owned by CMF RQI Holdings over which Mr. Freeman does not have voting control. Mr. Freeman disclaims beneficial ownership of such securities.

                                  SCHEDULE 13D

CUSIP No. 761183 10 2                                         Page 3 of 28 Pages
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     CMF Coastal Resorts L.L.C.
     52-2036729
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    OO
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
     OR 2(E)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                           7        SOLE VOTING POWER
NUMBER OF
SHARES                              477,750
BENEFICIALLY
OWNED BY                   -----------------------------------------------------
EACH
REPORTING                  8        SHARED VOTING POWER
PERSON
WITH                                -0-
                           -----------------------------------------------------

                           9        SOLE DISPOSITIVE POWER

                                    477,750
                           -----------------------------------------------------

                           10       SHARED DISPOSITIVE POWER

                                    -0-

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     477,750
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)
                                  [X]*
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.0%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO (limited liability company)
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

                                  SCHEDULE 13D

CUSIP No. 761183 10 2                                         Page 4 of 28 Pages

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CMF RQI Holdings L.L.C.
     52-2098807
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) / /
                                                                        (b) / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
     OR 2(E)
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
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                           7        SOLE VOTING POWER
NUMBER OF
SHARES                              -0-
BENEFICIALLY
OWNED BY                   -----------------------------------------------------
EACH
REPORTING                  8        SHARED VOTING POWER
PERSON
WITH                                -0-
                           -----------------------------------------------------

                           9        SOLE DISPOSITIVE POWER

                                    193,383
                           -----------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                    -0-

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     193,383
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12   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.2%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     OO (limited liability company)
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


Item 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement relates consists of the common stock, par value $.01 per share (the "Common Stock"), of ResortQuest International, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 1355-B Lynnfield Road, Suite 245, Memphis, Tennessee 38119.

Item 2.  IDENTITY AND BACKGROUND

         (a)      The names of the filing persons are:

                  Joshua M. Freeman ("Mr. Freeman")

                  CMF Coastal Resorts L.L.C. ("CMF Coastal"), a limited liability company organized under the laws of the State of Delaware. Mr. Freeman owns 98% of the membership interest and is Managing Member of CMF Coastal.

                  CMF RQI Holdings L.L.C. ("CMF RQI Holdings"), a limited liability company organized under the laws of the State of Delaware. Mr. Freeman owns 61.346% of the membership interest and is Managing Member of CMF RQI Holdings.

         (b) The business address for Mr. Freeman, CMF Coastal and CMF RQI Holdings is 11325 Seven Locks Road, Potomac, Maryland 20854.

         (c) Mr. Freeman's principal occupation is real estate development and management. Mr. Freeman conducts his business through the following entities: Carl M. Freeman Associates, Inc., Sea Colony Development Corporation, Inc., JMF Land Company, Inc., Freeman Group Limited Partnership, Americana Investments, Inc., Carl M. Freeman Management Company, Inc., CMF Paymaster, Inc., CMF Coastal Resorts L.L.C., Coastal Resorts Development L.L.C., Coastal Resorts Utilities L.L.C., CMF Bayside L.L.C., Coastal Resorts Gas Company, L.L.C., Coastal Resorts Water Company, L.L.C., Coastal Resorts Maintenance L.L.C., Slainte Associates L.L.C., Cabin John Associates, L.P., CMF
                  Springfield, Limited Partnership, CMF Land Company, Inc., First Americana Aspen Limited Partnership, Second Americana Aspen Limited Partnership, Cove Resort Limited Partnership, Sea Colony Water Company, L.L.C., CMF Fitness, Inc., CMF Water Management Co., Inc., CMF Virginia Land L.P., CMF Land Company, Inc., CMF Loudoun L.P., CMF Loudoun Land Company, Inc., CMF/Bull Run Associates, L.P., CMF/Bull Run Company, Inc., CMF/Greenfields Associates, L.P., CMF/Greenfields Company, Inc., CMF/McNair Associates, L.P., CMF/McNair Company, Inc., CMF/Ni River Associates, L.P., CMF/Ni River Company, Inc., CMF/Ashburn Associates, L.P., CMF Ashburn Land Company, Inc. All of such entities are in the principal business of real estate development and management and are located at 11325 Seven Locks Road, Potomac, Maryland 20854.

                  CMF Coastal's principal business is real estate development and management.

                  CMF RQI Holdings' principal business is holding for investment shares of Common Stock of the Company.


                               Page 5 of 28 Pages

         (d)      During the last five years,  none of Mr. Freeman,  CMF Coastal or CMF RQI Holdings has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of Mr. Freeman, CMF Coastal or CMF RQI Holdings has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Freeman is a United States citizen.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Mr. Freeman received 335,324 shares of Common Stock pursuant to the Agreement and Plan of Organization dated March 11, 1998 by and among the Company, Coastal Realty Acquisition L.L.C., Coastal Management Acquisition Corp., Coastal Resorts Realty L.L.C., Coastal Resorts Management, Inc., Mr. Freeman, T. Michael Nally and CMF Coastal (the "Agreement"). CMF Coastal received 477,750 shares of Common Stock pursuant to the Agreement. On May 26, 1998, CMF RQI Holdings used its working capital in the amount of $2,127,213 to acquire 193,383 shares of Common Stock in the initial public offering of the Common Stock of the Company. Mr. Freeman owns a 61.346% membership interest in and is Managing Member of CMF RQI Holdings. Mr. Freeman purchased his membership interest in CMF RQI Holdings for a cash capital contribution of $1,304,963, all of which was borrowed from Carl M. Freeman Associates, Inc. ("CMFA"). The borrowing was made pursuant to a Loan Agreement, dated as of May 26, 1998, between Mr. Freeman and CMFA and is evidenced by a Promissory Note, in the principal amount of $1,304,963, which is due and payable on May 25, 2008 and bears interest at the rate of 6.00% per annum. The Promissory Note is secured pursuant to a Security Agreement, dated as of May 26, 1998, between Mr. Freeman and CMFA under which Mr. Freeman has pledged to CMFA his entire membership interest in CMF RQI Holdings, any dividends or distributions thereunder, and any proceeds from the foregoing.

Item 4.  PURPOSE OF TRANSACTION

                  As of the date hereof, Mr. Freeman, CMF Coastal and CMF RQI Holdings are each holding their Common Stock solely for investment and none of the parties has any present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D. Depending on market conditions and other factors, Mr. Freeman, CMF Coastal and CMF RQI Holdings may continue purchases of Common Stock or may sell or otherwise dispose of all or portions of their Common Stock, following the expiration of any relevant lockup restrictions, if such sales and purchases would be desirable investments for the portfolios of their respective accounts. Pursuant to
                  Section 10.4 of the Agreement, Mr. Freeman has been elected a director of the Company and a member of the Executive
                  Committee of the Company's Board of Directors, to serve subject to and in accordance with the Company's Certificate of Incorporation and Bylaws.


                               Page 6 of 28 Pages

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

             a-b) As  of  the  date   hereof,  Mr.  Freeman  may  be  deemed  to
                  beneficially own, pursuant to the rules and regulations of the Securities and Exchange Commission, 1,016,457 shares (6.4%) of Common Stock. However, Mr. Freeman disclaims beneficial ownership of 9,555 shares of Common Stock held by CMF Coastal and 74,750 shares of Common Stock held by CMF RQI Holdings, leaving him with acknowledged beneficial ownership of 932,152 shares (5.9%) of Common Stock. Shares beneficially owned by Mr. Freeman (pursuant to the rules and regulations of the Securities and Exchange Commission) include: (i) 335,324 shares acquired by Mr. Freeman directly pursuant to the Agreement, for all of which Mr. Freeman has sole voting power and sole dispositive power; (ii) 10,000 shares which are the subject of stock options Mr. Freeman received as a non-employee director of the Company, for all of which Mr. Freeman would have sole voting power and sole dispositive power upon exercise; (iii) 477,750 shares acquired by CMF Coastal pursuant to the Agreement, for all of which Mr.
                  Freeman has sole voting power and sole dispositive power; provided, however, that Mr. Freeman disclaims beneficial ownership of 9,555 shares held by CMF Coastal which are attributable to the 2% membership interest of CMF Coastal not owned by him; and (iv) 193,383 shares purchased by CMF RQI Holdings in the Company's initial public offering, for 118,633 shares of which Mr. Freeman has sole voting power and for 74,750 shares of which Mr. Freeman has no voting power, and for all of which Mr. Freeman has sole dispositive power; provided, however, that Mr. Freeman disclaims beneficial ownership of 74,750 shares held by CMF RQI over which Mr. Freeman has no voting power which are attributable to the membership interest of CMF RQI Holdings not owned by him.

                  As of the date hereof, the number of shares beneficially owned by CMF Coastal is 477,750, comprising 3.0% of the outstanding shares of Common Stock. CMF Coastal has sole voting power and sole dispositive power of 477,750 shares of Common Stock.

                  As of the date hereof, the number of shares beneficially owned by CMF RQI Holdings is 193,383, comprising 1.2% of the outstanding shares of Common Stock. CMF RQI Holdings has sole voting power over no shares of Common Stock and sole dispositive power of 193,383 shares of Common Stock.

         (c) The transactions described above are the only transactions in the Common Stock effected by the parties within the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Pursuant to the Agreement, Mr. Freeman and CMF Coastal may not dispose of their shares of Common Stock acquired through the Agreement until May 26, 1999. Additionally, in connection with the initial public offering, Mr. Freeman and CMF RQI Holdings each entered into a lockup letter for a one-year period with Smith Barney Inc.


                               Page 7 of 28 Pages

Item 7.           MATERIAL TO BE FILED AS EXHIBITS

         (1)      Joint Acquisition Statement Pursuant to Rule 13d-1(f).

         (2) Agreement and Plan of Organization dated March 11, 1998 by and among ResortQuest International, Inc. (formerly Vacation Properties, Inc.), Coastal Realty Acquisition L.L.C., Coastal Management Acquisition Corp., Coastal Resorts Realty L.L.C., Coastal Resorts Management, Inc., Joshua M. Freeman, T. Michael Nally and CMF Coastal Resorts L.L.C. (Incorporated by reference to Exhibit 2.3 to the Company's Registration Statement on Form S-1 (Registration No. 333-47867) filed on March 12, 1998).

         (3)      Lockup Letter by Joshua M. Freeman to Smith Barney Inc.

         (4)      Lockup Letter by CMF RQI Holdings L.L.C. to Smith Barney Inc.

         (5) Loan Agreement, dated May 26, 1998, between Carl M. Freeman Associates, Inc. and Joshua M. Freeman.

         (6) Promissory Note, dated May 26, 1998, from Joshua M. Freeman to Carl M. Freeman Associates, Inc.

         (7) Security Agreement, dated May 26, 1998, between Carl M. Freeman Associates, Inc. and Joshua M. Freeman.


                              Page 8 of 28_ Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:    June 5, 1998

                                               /s/ Joshua M. Freeman
                                        ----------------------------------------
                                        Joshua M. Freeman


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:    June 5, 1998

                                 CMF COASTAL RESORTS L.L.C.

                                 By:       /s/ Joshua M. Freeman
                                      ------------------------------------------
                                      Name:  Joshua M. Freeman
                                      Title: President and Managing Member


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:    June 5, 1998

                                  CMF RQI HOLDINGS L.L.C.

                                  By:         /s/ Joshua M. Freeman
                                       ----------------------------------------
                                       Name: Joshua M. Freeman
                                       Title: President and Managing Member


                               Page 9 of 28 Pages